INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 27, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Knowledge Leaders Developed World ETF (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeff Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 15, 2020, regarding Post-Effective Amendment No. 1073 to the Registrant’s Form N-1A registration statement filed on February 12, 2020, with respect to the Knowledge Leaders Developed World ETF, a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in Post-Effective Amendment No. 1098 to the Fund’s Form N-1A registration statement (the “Amendment”), which will be filed separately.

GENERAL

1.	Confirm that the Prospectus and Statement of Additional Information (“SAI”) will not be used to offer shares to investors until after the reorganization is completed.

Response: The Registrant so confirms.

2.	Confirm in your written response that the comments given on the Registration Statement on Form N-1A will be made to the Registration Statement on Form N-14, as applicable.

Response: The Registrant so confirms.

PROSPECTUS

Summary Section

Principal Investment Strategies

3.	The last sentence of the first paragraph states “Stock selection is rules-based, and stocks are selected according to the Fund’s advisor’s quantitative model.” The term “rules-based” could be construed as being passively managed to an index. Consider revising this term or emphasize that the Fund is actively managed.

Response: The entire sentence has been deleted.

4.	Because the Fund’s name contains “World”, add that the Fund will invest at least 40% of its assets in securities of non-U.S. companies.

Response: The requested disclosure has been added as follows:

Under normal market conditions, the Fund will invest at least 40% of its net assets in securities of companies located outside the United States. A company will be considered to be located outside the United States if it is domiciled in and tied economically to one or more non-U.S. countries and may include stocks of companies that trade in the form of depositary receipts.

5.	The third to last sentence of the fourth paragraph states “The Fund’s advisor constructs an equity portfolio from the group of knowledge leader stocks that has an investment profile similar to the total equal-weighted group of knowledge leaders.” This sentence appears to imply a passive index strategy. Revise the sentence so that it is clear the Fund’s advisor has discretion on its stock selection.

Response: The disclosure has been modified as follows:

The Fund’s advisor then constructs an equity portfolio from the group of knowledge leader stocks that in the advisor’s opinion has the greatest liquidity characteristics ~~an investment profile similar to the total equal-weighted group of knowledge leaders~~.

6.	To the extent the Fund focuses in a particular sector or geographical area, provide specific detail in the principal investment strategy.

Response: Specific sector and geographical risk has been added under the principal risk section. In addition, the disclosure in the principal investment strategy has been modified as follows.

From time to time, the Fund may have a significant portion of its assets invested in a specific sector or geographical area.

7.	The second sentence of the fifth paragraph states “The Fund will invest primarily in securities issued by companies with market capitalizations over $500 million and may also invest in other investment companies, ETFs, cash, cash equivalents, money market instruments, securities of companies engaged in the precious metals industry”. Disclose and explain how the Fund will invest in precious metals industry.

Response: The Registrant has deleted the reference to “precious metals industry”.

8.	Because the Fund may invest in other investment companies and ETFs, confirm that any acquired fund fees and expenses are included in the fee table, if applicable.

Response: The Registrant confirms that the amount of acquired fund fees and expenses represents less than 1 basis point and therefore is not required to have a separate line item in the fee table.

Principal Risks

9.	We note that significant market events related to the coronavirus have occurred since the Registration Statement was filed. Consider whether the Fund's disclosures, including its risk disclosures, should be revised based on how these events are effecting the Fund's investments in global equities. If the Fund believes no additional disclosures are warranted, please provide an explanation in the response letter. In addition, consider whether any additional disclosures are warranted in connection with recent events and the fund's ETF structure (e.g., potential for market closures leading to deviations between market price and NAV).

Response: The Registrant has added the following disclosure.

Summary Section

Market turbulence resulting from COVID-19. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. Certain markets have experienced or may experience temporary closures, reduced liquidity and increased trading costs. These events will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause increased premiums or discounts to the Fund’s net asset value. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

Item 9

Market turbulence resulting from COVID-19. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has spread internationally. This coronavirus has resulted in closing international borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general public concern and uncertainty. The impact of this outbreak has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. Certain local markets have been or may be subject to closures, and there can be no assurance that trading will continue in any local markets in which the Fund may invest, when any resumption of trading will occur or, once such markets resume trading, whether they will face further closures. Any suspension of trading in markets in which the Fund invests will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities in such markets. Any market or economic disruption could cause increased premiums or discounts to the Fund’s net asset value. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund, including political, social and economic risks. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

10.	Under “Sector Focus Risk”, there is specific information for six sectors. Confirm if each of these are considered principal risks and if yes, add specific information with the principal investment strategy.

Response: As noted in response to Comment 6 above, the principal investment strategy includes the following statement: “From time to time, the Fund may have a significant portion of its assets invested in a specific sector or geographical area.”

The risk disclosure for sector focus risk has been modified as follows:

Sector Focus Risk. The Fund may invest a significant portion of its assets in one or more sectors and thus will be more susceptible to the risks affecting those sectors. While the Fund’s sector exposure is expected to vary over time, as of January 31, 2020, a significant portion of the Fund’s assets was invested in securities within the following sectors ~~the Fund anticipates that, from time to time, it may be subject to some or all of the risks described below. The list below is not a comprehensive list of the sectors to which the Fund may have exposure over time and should not be relied on as such~~.

~~Consumer Discretionary Sector Risk. Consumer discretionary companies are companies that provide non-essential goods and services, such as retailers, media companies and consumer services. These companies manufacture products and provide discretionary services directly to the consumer, and the success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence.~~

~~Consumer Staples Sector Risk. Companies in the consumer staples sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of food and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand.~~

Health Care Sector Risk. The health care sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Many health care companies are heavily dependent on patent protection, and the expiration of a patent may adversely affect their profitability. Health care companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence.

Industrials Sector Risk. The industrials sector can be significantly affected by, among other things, worldwide economy growth, supply and demand for specific products and services and for industrial sector products in general, product obsolescence, rapid technological developments, international political and economic developments, claims for environmental damage or product liability, tax policies, and government regulation.

Information Technology Sector Risk. Information technology companies may also be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, especially those which are Internet related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

~~Materials Sector Risk. Companies in the materials sector could be affected by, among other things, commodity prices, government regulation, inflation expectations, resource availability, and economic cycles.~~

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary